Filed pursuant to Rule 253(g)(2)

File No. 024-10653

SUPPLEMENT DATED APRIL 11, 2018

TO OFFERING CIRCULAR DATED JANUARY 26, 2017

GLOBAL PHARMA LABS, INC.

1433 Estudillo Avenue, Suite 206

San Leandro, CA 94577

(925) 876-8832

Global Pharma Labs, Inc. Announces Extension of Offering Period For An Additional 90 days

This Supplement to the Offering Circular amends and supplements the Offering Circular of Global Pharma Labs, Inc. (the “Company”) dated January 26, 2017 (the “Offering Circular”) by announcing the Company’s intention to extend the 365 day offering period for an additional 90 days. The offering statement was deemed qualified by the U.S. Securities and Exchange Commission (the “Commission”) on February 13, 2017. The extension will begin on the 366th day following the date of qualification and terminate 90 days thereafter.

Furthermore, we are incorporating by reference the Company’s Annual Report on Form 1-K dated November 7, 2017 and filed on November 8, 2017.

The Commission allows us to incorporate by reference into the Offering Circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the Offering Circular. We incorporate by reference the information contained in the Company’s Annual Report on Form 1-K dated November 7, 2017 which we have previously filed with the SEC.

Except as described above, this Supplement to the Offering Circular does not modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the Commission. The Commission has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the Commission has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the offering circular before making any investment.